Exhibit 99.1

Operating capacity increased by 79% to 3.1 EH/s

Ramp up on track to 5.5 EH/s

600MW Childress substation nearing energization

Key Highlights1

Key metrics[2]	Mar-23
Average operating hashrate (PH/s)	1,912
Bitcoin mined	173
Mining revenue (US$’000)	4,324
Electricity costs (US$’000)	2,172
Revenue per Bitcoin (US$)	25,030
Electricity costs per Bitcoin (US$)	12,570 (11,533 adj)[3]

•	Corporate:
•	Increased operating hashrate by 79% to 3.1 EH/s (as at April 5)
•	Near-term ramp up to 5.5 EH/s
•	355,461 ordinary shares acquired by a director, Mr. Michael Alfred
•	Executive leadership appointments – Chief Commercial Officer and Head of Capital Markets
•	Operations (for the month of March 2023):
•	Average operating hashrate of 1,912 PH/s (+11% vs. February)
•	Monthly operating revenue of US$4.3 million (+22% vs. February)
•	173 Bitcoin mined (+11% vs. February)
•	Construction:
•	Childress (20MW – Texas, USA)
o	600MW bulk power substation at Childress nearing energization
o	Commissioning of the first 20MW data center (supporting ~0.6 EH/s) expected to commence in the coming weeks
o	Planning underway to utilize additional power on site (up to 580MW)

Corporate update

Operating capacity increased by 79% to 3.1 EH/s

Iris Energy is pleased to advise that it has increased its operating hashrate from 1.7 EH/s4 to a current level of 3.1 EH/s (as part of the Company’s recently announced increase in self-mining capacity to 5.5 EH/s).

An additional 2.0 EH/s of miners have been delivered and are pending installation, while the remaining 0.4 EH/s of miners are in transit and scheduled to be delivered imminently.

1 All timing references in this investor update are to calendar quarters and calendar years, in each case unless otherwise specified.
2 Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees as applicable).
3 The Company’s unadjusted electricity costs per Bitcoin mined are currently elevated primarily due to excess demand charges attributable to average unutilized power capacity (due to termination of hosting arrangements in connection with certain of the Group’s limited recourse equipment financing facilities). The adjusted electricity costs per Bitcoin mined excludes such excess demand charges (i.e., assumes unit electricity costs of ~$0.045/kWh). As our operating capacity ramps up and demand charges are amortized over a greater energy consumption, all else being equal, we currently expect our electricity costs per Bitcoin mined to normalize at approximately 90MW of energy usage.
4 As at February 28, 2023.

160MW of data centers (supporting ~4.9 EH/s) is available immediately, with commissioning of the first 20MW at Childress (supporting the remaining ~0.6 EH/s) expected to commence in the coming weeks.

Share acquisition by director

The Company advises that between March 13, 2023, and April 5, 2023, an entity affiliated with Mr. Michael Alfred, a director on the Company's Board of Directors, acquired 355,461 ordinary shares in the Company (in aggregate) for total consideration of approximately $1,018,450.

Executive leadership appointments

Iris Energy is pleased to advise the following executive leadership appointments effective immediately.

•
Kent Draper – Chief Commercial Officer. Kent has been with Iris Energy since 2020 and oversees commercial initiatives including project development, energy and hardware procurement, Government relations and JVs / M&A.

•
Bom Shin – Head of Capital Markets. Bom has been with Iris Energy since 2019 and oversees capital markets initiatives including equity and debt financings, investor relations, marketing and public relations.

BC Hydro annual rate update

On March 21, 2023, as part of BC Hydro’s annual electricity rate review, the British Columbia Utilities Commission released an order approving, for the fiscal year commencing April 1, 2023: (i) an increase in the regulated rate by 0.97%; and (ii) setting of the Deferral Account Rate Rider (effectively a discount applicable to a user’s electricity costs) at 1.00% (vs. 2.00% for FY23).

The combined impact of the above order, all else being equal, is an expected increase in the Company’s all-in unit cost of electricity of ~2% (or an incremental increase of ~$0.001/kWh). This updated rate is fixed for the next 12 months, providing certainty across our BC projects.

Canal Flats update (0.8 EH/s, 30MW capacity) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 591 PH/s in March compared to 512 PH/s last month.

Mackenzie update (2.5 EH/s, 80MW capacity) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 862 PH/s in March compared to 798 PH/s last month.

Prince George update (1.6 EH/s, 50MW capacity) – BC, Canada

Prince George has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 458 PH/s in March compared to 420 PH/s last month.

Childress update (0.6 EH/s, 20MW capacity) – Texas, USA

The 600MW bulk power substation is nearing energization, which will complete the connection of the site to the ERCOT grid. Commissioning of the first 20MW data center (supporting ~0.6 EH/s) is expected to commence in the coming weeks.

Structural and mechanical installation for the first 20MW data center building is complete and electrical fit out of the first three (of a total of eight) sections was completed during the month (with the remaining sections underway).

5 Currently approximately 97% directly from renewable energy sources; approximately 3% from purchase of RECs.

The Company’s significant upfront investment in key infrastructure at Childress (such as the 600MW bulk power substation and first 100MW primary substation) provides the ability to rapidly and efficiently expand beyond the Company’s first 20MW (580MW of potential expansion capacity). Planning is underway to utilize additional power on site.

Childress – 345kV substation infrastructure	Childress – 20MW data center structural and mechanical installation complete

Community engagement

Texas, USA

•
4-H, one of the Company’s Community Grant recipients in Childress, recently launched a student’s robotics club. A member of the Iris Energy team stopped by during their last meeting and the children were able to show off their robotics-building and coding skills

•	Iris Energy sponsored the Childress High School basketball team to attend a Spurs game in San Antonio to congratulate them on making the state championships
•
David Shaw, COO of Iris Energy, spoke with the local Childress Rotary Club about the future of the Company in Childress, with local business representatives given the opportunity to ask questions about the project and its expected impact on the community

BC, Canada

•
Iris Energy sponsored the BC Provincial Hockey Championship (Tier 4, Under 13) held in Invermere, British Columbia, near our site in Canal Flats. The community hosted teams from across the province to face off as part of this memorable experience

•
The Mackenzie team hosted a booth at the McLeod Lake Indian Band Career Fair to actively engage with potential local candidates about career opportunities with Iris Energy, as active recruitment is underway

Childress – students at the 4-H robotics club	Childress – high school basketball team attending a Spurs game

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1GW of aggregate power capacity capable of powering growth beyond the Company’s 760MW of announced power capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate was 1,912 PH/s in March (compared to 1,730 PH/s in February), with the increase primarily attributable to the installation of additional miners across the BC sites. The increase in Bitcoin mined (173 vs. 156 in February) and electricity costs ($2.2 million vs. $1.9 million in February) were primarily attributable to the installation of the additional miners as well as three additional days in the month (with Bitcoin mined partially impacted by an increase in the difficulty-implied global hashrate during the period). Adjusted electricity costs per Bitcoin was $11.5k in March (compared to $10.6k in February), with the increase primarily attributable to an increase in the difficulty-implied global hashrate during the period.

Operating	Jan-23	Feb-23	Mar-23
Renewable energy usage (MW)[6]	49	54	59
Avg operating hashrate (PH/s)	1,575	1,730	1,912

Financial (unaudited)[2]	Jan-23	Feb-23	Mar-23
Bitcoin mined	172	156	173
Mining revenue (US$’000)	3,464	3,539	4,324
Electricity costs (US$’000)	1,931	1,869	2,172
Revenue per Bitcoin (US$)	20,197	22,637	25,030
Electricity costs per Bitcoin (US$)	11,260 (9,835 adj)[3]	11,956 (10,608 adj)[3]	12,570 (11,533 adj)[3]

6 Comprises actual power usage for Canal Flats, Mackenzie and Prince George.

Miner Shipping Schedule	Hardware	Units	EH/s (incremental)	EH/s (cumulative)
Operating (as at April 5)	S19j Pro[7]	31,190	3.1	3.1
Inventory – pending deployment or in transit	S19j Pro[8]	27,606	2.6	5.7
Total*		58,796	5.7	5.7
* Total miners comprise 5.6 EH/s of S19j Pro miners plus an additional ~0.1 EH/s of lower efficiency miners. As noted in the table below, the Company’s existing data center capacity is estimated to support ~5.5 EH/s of Bitmain S19j Pro miners.

Site	Capacity (MW)	Capacity (EH/s)[9]	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	80	2.5	Complete	Operating
Prince George (BC, Canada)	50	1.6	Complete	Operating
Total (BC, Canada)	160	4.9
Childress (Texas, US)	20	0.6	2023	Under construction[10]
Total (Canada & USA)	180	5.5

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

7 Includes mix of lower efficiency hardware, which is estimated to represent less than 2% of the operating 3.1 EH/s.
8 Includes mix of lower efficiency hardware, which is estimated to represent less than 5% of non-operating miners in transit and/or pending deployment.
9 Reflects estimated hashrate capacity by site assuming full utilization of available data center capacity with Bitmain S19j Pro miners.
10 Decisions around how much, and when, data center capacity above an initial 20MW will be built at Childress are being assessed.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs, as well as limitations on the availability of electrical supply for Bitcoin mining due to restrictions imposed by governmental authorities or otherwise; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under any hardware purchase contracts or debt financing obligations) and the Company’s growth plans; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has declared the entire principal amount of each loan to be immediately due and payable, and is taking steps to enforce the indebtedness and its rights in the Bitcoin miners with respect to certain of such loans and other assets securing such loans, including appointing a receiver with respect to such special purpose vehicles, which is expected to result in the loss of the relevant Bitcoin miners securing such loans and has materially reduced the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing and the ability of its wholly owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, and the Company’s report on Form 6 K filed with the SEC on February 15, 2023, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of March 2023 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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